March 8, 2021

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey McKoy
Kevin Vaughn
Jeffrey Gabor
Joe McCann

RE:	Diversey Holdings, Ltd.
Draft Registration Statement on Form S-1
Submitted November 12, 2020
CIK No. 0001831617

Ladies and Gentleman:

On behalf of Diversey Holdings, Ltd. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 13 contained in the letter dated December 9, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form S-1 that was originally submitted confidentially to the Commission on November 12, 2021 (the “Amended Registration Statement”). The supplemental response set forth below is based upon information provided to Kirkland & Ellis LLP by the Company.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of the bracketed portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock, including issuances by your operating subsidiaries, leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the value of the Incentive Shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Incentive Shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company respectfully advises the Staff that it preliminarily estimates a price range of approximately $[—] to $[—] per share (the “Preliminary Price Range”) for its IPO. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Incentive Shares - Background and Historical Accounting Treatment

During 2018 we implemented a management equity incentive plan (“MEIP”) and in 2018, 2019 and 2020, certain domestic and foreign employees (“Participants”) were granted Class B through Class E incentive shares (“Incentive Shares”) in an indirect subsidiary of the Company (“Subsidiary”). The Incentive Shares vest ratably over five years, except for the occurrence of a Change in Control, as defined in the Securityholder Agreement (“SHA”), whereby vesting of the Incentive Shares is immediately accelerated. The Incentive Shares represent a separate class of securityholders’ equity with defined rights within the SHA.  Participants are entitled to receive distributions as/when paid by the Subsidiary, in amounts determined in accordance with a waterfall distribution within the SHA. In addition to the five-year time-based vesting conditions, Class C through Class E Participants are also subject to certain performance targets within the distribution waterfall. The waterfall distribution in the SHA grants priority distributions to the yield-free preferred equity certificates and Class A and B preference shares, including interest, of the Subsidiary and then defines the priority of distributions for the Class A shares and Class B through Class E Incentive Shares based upon Bain Capital’s Multiples of Money (“MoM”).  The MoM means, as of any relevant time of determination, a number equal to the (i) cash receipts received by the Bain Capital funds via distribution and/or sale, divided by (ii) the Bain Capital funds’ indirect equity contribution of $840 million.

The SHA contains an employer call option whereby the Subsidiary has the option to repurchase the Incentive Shares upon employee termination based upon terms outlined in the SHA.  The awards are classified as a liability under ASC 718 Compensation, Stock Compensation (“ASC 718”) due to features of the call option and are remeasured each reporting period with changes in value recorded in the income statement.  The Company’s discussion of its Incentive Shares in the registration statement is primarily contained in Note 3 - Summary of Significant Accounting Policies and Note 19 - Share-based Compensation in its consolidated financial statements included in the registration statement. Prior to filing our initial confidential registration statement on November 12, 2020, we elected to value the awards at the grant date and each reporting period using the intrinsic value method as permitted under ASC 718. Beginning on November 12, 2020, we became a public entity and valued the Incentive Shares from the MEIP at fair value in accordance with ASC 718.

For the Class B Incentive Shares, compensation expense is recognized over the requisite service period, which is determined to be approximately five years.  For the Class C Inventive Shares through Class E Incentive Shares, no compensation expense has been recorded as the performance target required for the awards to vest has not been deemed probable of being achieved.

Incentive Shares - Historical Valuation Methodology

The most recent valuation of our Incentive Shares was performed as of December 31, 2020 and was used to record our accrued share-based compensation liability and associated share-based compensation expense for the Class B Incentive Shares as of and for the year ended December 31, 2020. The estimated fair value of our Incentive Shares was based on the distribution waterfall in the SHA.  This distribution waterfall starts with the fair value of the equity of the Company and then determines the amount attributable to each class of security entitled to distributions under the SHA. The fair value of the equity of the Company is based upon a probability weighting of an initial public offering exit scenario and a sale exit scenario as further described below:

•                  The initial public offering scenario (probability weighting of 90%) assumes a successful completion of an initial public offering in the first quarter 2021 based upon preliminary enterprise values from our bankers, adjusted for net debt and transaction fees.

•                  The sale exit scenario (probability weighting of 10%) in the first half of 2021, which utilizes a Black Scholes option pricing model with the following key assumptions: enterprise value, expected volatility, risk-free interest rate, expected dividend yield and expected term.

Comparison of Most Recent Valuation and the Preliminary Price Range

As of December 31, 2020, the fair value of the Class B Incentive Shares was $41.26 per share for financial reporting purposes utilizing the methodologies described above. The per share price attributable to the Class B Incentive Shares was based on an estimated equity value of the Company of $5.7 billion as of December 31, 2020.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the underwriters. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and input received from the lead underwriters, including discussions that took place during meetings of the pricing committee (the “Pricing Committee”) of the Company’s board of directors (the “Board”) on Friday March 5, 2020 that included representatives of the underwriters.  The Pricing Committee determined the equity value of the Company to be $[—] billion based on the midpoint of the range. The equity value of $5.7 billion used to determine the value of the Class B Incentive shares as of December 31, 2020 is slightly higher than the range of equity values of $[—] billion to $[—] billion determined by the Pricing Committee which was used to derive the price range included in the prospectus.

The Company respectfully submits that the difference between the most recent equity valuations and the Preliminary Price Range is primarily impacted by the following factors:

•                  The Preliminary Price Range assumes a 100.0% probability of the consummation of a successful initial public offering, whereas the Valuation Report calculated the fair value of the Company using a probability weighted average of an IPO scenario of 90% and the sale exit scenario of 10%.

•                  The Preliminary Price Range took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed by investors as comparable to the Company, including the recent performance of successful initial public offerings of companies outside of the Company’s line of business. As such, the Preliminary Price Range was informed by an overlapping, but not identical, set of companies from the Valuation Report.

The Company also notes that each Class B Incentive Share will entitle the holder to approximately [—] ordinary shares of Diversey Holdings Ltd. as part of the Reorganization Transactions described in the prospectus filed on March 1, 2021.  Based on the midpoint of our price range of $[—] per share, it implies that the Class B Incentive Shares are valued at approximately $[—] per share, which is very comparable with the valuation of the Class B Incentive Shares of $41.26 per share used for financial reporting purposes as of December 31, 2020.

As detailed in the Registration Statement and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  The Company’s board of directors consists of individuals with significant experience in business, finance, and private equity and significant experience in valuing industrial products companies, including determining the fair values of the shares of such companies. The Company’s board of directors reached its determination of the estimated intrinsic value of the Company’s Incentive Shares after thorough discussions and made its determination in good faith, based on the information available at the end of the financial reporting period, including the Valuation Report mentioned above.

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please direct any questions with respect to this letter to the undersigned at (312) 862-312-7351 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

Enclosures:
Cc:	Philip Wieland
Chief Executive Officer, Diversey Holdings, Ltd.